Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

15.09.2016 / 15:12
The issuer is solely responsible for the content of this announcement.

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Bernd
Last name(s):	Schulte

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

AIXTRON SE

b) LEI

5299004UJ4D51M25LD67

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE000A0WMPJ6

b) Nature of the transaction

Purchase of Shares after the execution of Stock Options from Conditional Capital in order to tender the Shares in the currently running takeover offer by Grand Chip Investment GmbH.

c) Price(s) and volume(s)

Price(s)	Volume(s)
4.17 EUR	216840.00 EUR

d) Aggregated information

Price	Aggregated volume
4.1700 EUR	216840.0000 EUR

e) Date of the transaction

2016-09-13; UTC+2

f) Place of the transaction

Outside a trading venue

15.09.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.dgap.de

Language: English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Internet:	www.aixtron.com

End of News DGAP News Service

28335 15.09.2016